                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------


                                  SCHEDULE 13G

                             (Amendment No. _____)*


                               Bcom3 Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 June 29, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this statement is filed:

                  [_] Rule 13d-1(b)

                  [_] Rule 13d-1(c)

                  [X] Rule 13d-1(d)

------------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 11 Pages

---------------------                                     ----------------------
CUSIP NO. None                      13G                      Page 2 of 11 Pages
         ----------                                               -    --
---------------------                                     ----------------------

================================================================================

    1      NAME OF REPORTING PERSON

           Voting Trust formed under the Voting Trust Agreement, dated as of January 31, 2000 and amended and restated as of April 18, 2001.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  [X]

                                                                    (b)  [_]
--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------

              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                           0
                             ---------------------------------------------------

            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                          15,294,834 (See Item 4)
                             ---------------------------------------------------

                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                         0
                             ---------------------------------------------------

               PERSON                     8     SHARED DISPOSITIVE POWER

                WITH                            0
--------------------------------------------------------------------------------

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,294,834(See Item 4)
--------------------------------------------------------------------------------

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [_]
--------------------------------------------------------------------------------

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           100 %
--------------------------------------------------------------------------------

    12     TYPE OF REPORTING PERSON*

           O
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                     ----------------------
CUSIP NO. None                      13G                      Page 3 of 11 Pages
         ----------                                               -    --
---------------------                                     ----------------------

================================================================================

    1      NAME OF REPORTING PERSON

           Roger A. Haupt
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)  [X]

                                                                    (b)  [_]
--------------------------------------------------------------------------------

    3      SEC USE ONLY

--------------------------------------------------------------------------------

    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------

              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                           0
                             ---------------------------------------------------

            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                          15,294,834 (See Item 4)
                             ---------------------------------------------------

                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                         0
                             ---------------------------------------------------

               PERSON                     8     SHARED DISPOSITIVE POWER

                WITH                            0
--------------------------------------------------------------------------------

    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,294,834(See Item 4)
--------------------------------------------------------------------------------

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [_]
--------------------------------------------------------------------------------

    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           100 %
--------------------------------------------------------------------------------

    12     TYPE OF REPORTING PERSON*

           IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. None                    13G                       Page 4 of 11 Pages
          ----                                                  ---  ----
----------------------                                    ----------------------
================================================================================
    1       NAME OF REPORTING PERSON

            Roy J. Bostock
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [X]
                                                                  (b)  [_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------

              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                           0
                                          --------------------------------------

            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                          15,294,834 (See Item 4)
                                          --------------------------------------

                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                         0
                                          --------------------------------------

               PERSON                     8     SHARED DISPOSITIVE POWER

                WITH                            0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,294,834 (See Item 4)
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [_]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           100 %
--------------------------------------------------------------------------------

    12     TYPE OF REPORTING PERSON*

           IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. None                    13G                       Page 5 of 11 Pages
          ----                                                  ---  ----
----------------------                                    ----------------------
================================================================================
    1       NAME OF REPORTING PERSON

            Richard B. Fizdale
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [X]
                                                                  (b)  [_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------

              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                           0
                                          --------------------------------------

            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                          15,294,834 (See Item 4)
                                          --------------------------------------

                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                         0
                                          --------------------------------------

               PERSON                     8     SHARED DISPOSITIVE POWER

                WITH                            0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,294,834 (See Item 4)
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [_]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           100 %
--------------------------------------------------------------------------------

    12     TYPE OF REPORTING PERSON*

           IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. None                    13G                       Page 6 of 11 Pages
          ----                                                  ---  ----
----------------------                                    ----------------------
================================================================================
    1       NAME OF REPORTING PERSON

            Craig D. Brown
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)  [X]
                                                                  (b)  [_]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------

              NUMBER OF                   5     SOLE VOTING POWER

               SHARES                           0
                                          --------------------------------------

            BENEFICIALLY                  6     SHARED VOTING POWER

              OWNED BY                          15,294,834 (See Item 4)
                                          --------------------------------------

                EACH                      7     SOLE DISPOSITIVE POWER

              REPORTING                         0
                                          --------------------------------------

               PERSON                     8     SHARED DISPOSITIVE POWER

                WITH                            0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,294,834 (See Item 4)
--------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                       [_]
--------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           100 %
--------------------------------------------------------------------------------

    12     TYPE OF REPORTING PERSON*

           IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
         CUSIP No. None                  13G             Page 7 of 11 Pages
                  --------                                    -    --
-----------------------------                       ----------------------------

     Item 1(a)      Name of Issuer:
                    --------------

                    Bcom3 Group, Inc.

     Item 1(b)      Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    35 West Wacker Drive
                    Chicago, Illinois 60601

     Item 2(a)      Name of Person Filing:
                    ---------------------

                    This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the "Act"): the Voting Trust formed under the Voting Trust Agreement, dated as of January 31, 2000 and amended and restated as of April 18, 2001, Roger A. Haupt, Roy J. Bostock, Richard B. Fizdale, Craig D. Brown, or collectively, the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2002, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

                    The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act as a result of their being voting trustees under the Voting Trust Agreement. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

     Item 2(b)      Address of Principal Business Office or, if none, Residence:
                    -----------------------------------------------------------

                    The address of the principal business office of each of the Reporting Persons is c/o Bcom3 Group, Inc., 35 West Wacker Drive, Chicago, Illinois 60601.

     Item 2(c)      Citizenship:
                    -----------

                    Each of the Reporting Persons that are individuals is a citizen of the United States.

     Item 2(d)      Title of Class of Securities:
                    ----------------------------

                    Common Stock, par value $.01 per share.

     Item 2(e)      CUSIP No.:
                    ---------

                    None.

-----------------------------                       ----------------------------
        CUSIP No. None                  13G             Page 8 of 11 Pages
                 --------                                    -    --
-----------------------------                       ----------------------------

     Item 3 If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b),check whether the person filing is a:
                                           ----------------------

                    Not Applicable.

     Item 4         Ownership:
                    ---------

                    (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 2001, shared power to vote or to direct the vote of the Common Stock as follows:

                    Messrs. Haupt, Bostock, Fizdale and Brown, in their capacities as the Voting Trustees under a Voting Trust Agreement, share voting power over all of the outstanding Common Stock.

                    Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 15,294,834 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing 100% of the outstanding Common Stock as of December 31, 2001. All of the percentages calculated in this Schedule 13G are based upon an aggregate of 15,294,834 shares of Common Stock outstanding as of December 31, 2001. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

     Item 5         Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

     Item 6         Ownership of More Than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    See response to Item 4.

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                                 ----------------------------------------
                    Holding Company:
                    ---------------

                    Not applicable.

     Item 8         Identification and Classification of Members of the Group:
                    ---------------------------------------------------------

                    Not applicable.

     Item 9         Notice of Dissolution of Group:
                    ------------------------------

                    Not applicable.

-----------------------------                       ----------------------------
        CUSIP No. None                  13G                Page 9 of 11 Pages
                --------                                        -    --
-----------------------------                       ----------------------------

     Item 10        Certification:
                    -------------

                    Not applicable.

-----------------------------                       ----------------------------
        CUSIP No. None                  13G             Page 10 of 11 Pages
                --------                                     --    --
-----------------------------                       ----------------------------

                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 14, 2002


                                         VOTING TRUST

                                               /s/ Roy J. Bostock
                                         -     ---------------------------------

                                               Roy J. Bostock, as Trustee


                                               /s/ Craig D. Brown
                                         -     ---------------------------------

                                               Craig D. Brown, as Trustee


                                               /s/ Richard B. Fizdale
                                         -     ---------------------------------

                                               Richard B. Fizdale, as Trustee


                                               /s/ Roger A. Haupt
                                         -     ---------------------------------

                                               Roger A. Haupt, as Trustee

-----------------------------                       ----------------------------
         CUSIP No. None               13G                Page 11 of 11 Pages
                  --------                                    --    --
-----------------------------                       ----------------------------

                                                                       Exhibit A
                                                                       ---------

              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

     The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
     Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Date: February 14, 2002


                                           VOTING TRUST

                                                /s/ Roy J. Bostock
                                           -    --------------------------------

                                                Roy J. Bostock, as Trustee


                                                /s/ Craig D. Brown
                                           -    --------------------------------

                                                Craig D. Brown, as Trustee


                                                /s/ Richard B. Fizdale
                                           -    --------------------------------

                                                Richard B. Fizdale, as Trustee


                                                /s/ Roger A. Haupt
                                           -    --------------------------------

                                                Roger A. Haupt, as Trustee